

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 14, 2016

Brad A. Leist
Chief Financial Officer
Ignite Restaurant Group, Inc.
9900 Westpark Drive
Suite 300
Houston, TX 77063

> **Re:** **Ignite Restaurant Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 6, 2016**
> **File No. 001-35549**

Dear Mr. Leist:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

General

1. Please file the form of the proxy card that will accompany your proxy statement with your next amendment to your preliminary proxy statement as required by Rule 14a-6 of Regulation 14A.

Proposal 1 – Amendment to the Amended and Restated Certificate of Incorporation, page 10

2. Please revise to disclose here whether vacancies which occur during the year may be filled by the board of directors to serve only until the next annual meeting or may be so filled for the remainder of the full term. Refer to Instruction 1 to Item 19 of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure